SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934*

                         NOONEY REAL PROPERTY-FOUR, L.P.
                                (Name of Issuer)

                              Limited Partner Units
                         (Title of Class of Securities)

      Scott M. Herpich, Lathrop & Gage L.C., 2345 Grand Blvd., Suite 2800,
                      Kansas City, MO 64108, (816) 292-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    11/16/99
             (Date of Event Which Requires Filing of This Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box.
______


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 pages)
--------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1) Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    Bond Purchase, L.L.C.
    43-1727861

(2) Check the Appropriate Box                      (a)
    if a Member of a Group                         (b)

(3) SEC Use Only

(4) Source of funds
    WC

(5) Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)               ______

(6) Citizenship or Place of Organization
    Missouri

    Number of limited partner units         (7) Sole Voting Power
    beneficially owned                          None
    by each reporting
    person with:                            (8) Shared Voting Power
                                                1482

                                            (9) Sole Dispositive Power
                                                None

                                           (10) Shared Dispositive Power
                                                1482

(11) Aggregate Amount Beneficially Owned By Each Reporting Person
     1482

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares _____

(13) Percent of Class Represented by Amount in  Row (11)
     10.95%

(14) Type of Reporting Person
     PN


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(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     David L. Johnson
     ###-##-####

(2)  Check the Appropriate Box                     (a) ________________
     if a Member of a Group*                       (b) ________________

(3)  SEC Use Only

(4)  Source of funds
     AF

(5)  Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                 __________

(6)  Citizenship or Place of Organization
     United States

     Number of limited partner units               (7)  Sole Voting Power
     beneficially owned                                 None
     by each reporting
     person with:                                  (8)  Shared Voting Power
                                                        1482

                                                   (9)  Sole Dispositive Power
                                                        None

                                                  (10)  Shared Dispositive Power
                                                        1482

(11) Aggregate Amount Beneficially Owned By Each Reporting Person
     1482

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares _____

(13) Percent of Class Represented by Amount in  Row (11)
     10.95%

(14) Type of Reporting Person
     IN


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Item 1. Security and Issuer.

        This Schedule 13D relates to the limited partner units (the "Securities"), of Nooney Real Property-Four, L.P., a Missouri limited partnership (the "Company"), whose principal executive offices are located at 1100 Main, Suite 2100, Kansas City, Missouri 64105.

Item 2. Identity and Background.

        This report is filed by Bond Purchase, L.L.C. Inc. ("Bond Purchase") and David L. Johnson, CPA ("Mr. Johnson") (collectively, the "Reporting Persons").

        Bond Purchase is a Missouri limited liability company with a principal office and business address of 1100 Main, Suite 2100, Kansas City, Missouri 64105, whose principal business is managing and investing in real estate limited partnerships. Mr. Johnson is the majority interest holder and a member of Bond Purchase. Bond Purchase recently purchased all of the outstanding stock of Nooney Capital Corp., one of the two general partners of the Company ("NCC").

        Mr. Johnson is a citizen of the United States whose business address is 1100 Main, Suite 2100, Kansas City, Missouri 64105. Mr. Johnson is a member of, and holds a majority of the interests in, Bond Purchase. Mr. Johnson has recently been appointed as a director, Chairman and Executive Vice President of NCC. In addition, Mr. Johnson is (i) an officer, director and principal shareholder of Maxus Properties, Inc., a Missouri corporation specializing in commercial property management ("Maxus") and (ii) an officer, director and principal shareholder of KelCor, Inc., a Missouri corporation whose principal business is participating in the acquisition and ownership of commercial and multi-family residential real estate and acting as a general partner of several real estate limited partnerships. Each of the above-referenced entities' principal office and business address is 1100 Main, Suite 2100, Kansas City, Missouri 64105. Mr. Johnson is also a licensed real estate broker in the State of Missouri.

        During the past five years,  neither of the  Reporting  Persons has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        The total amount of funds used by the Reporting Persons to acquire the Securities reported in Item 5(c) was $266,399. The units were acquired by Bond Purchase with the use of funds from its working capital.


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


Item 4. Purpose of the Transaction.

        Bond Purchase acquired the units at approximately the same time as Bond Purchase and its affiliates entered into a settlement agreement with CGS Real Estate Company, Inc. ("CGS") and its affiliates. Bond Purchase and its affiliates, among others, gained control of the Company pursuant to the settlement agreement. In connection with the settlement agreement, Bond Purchase acquired all of the outstanding stock of Nooney Capital Corp., one of the two general partners of the Partnership, and Bond appointed new officers and directors for Nooney Capital Corp.

Item 5. Interest in the Securities of the Issuer.

        (a) The aggregate  number and percentage of the Securities to which this
Schedule 13D relates is 1482 limited partner units, representing 10.95% of the 13,529 outstanding units. Bond Purchase is the direct beneficial owner of these units.

        Because Mr. Johnson is the majority interest holder and a member of Bond Purchase, Mr. Johnson may be deemed to be a beneficial owner of the 1482 units held by Bond Purchase.

        (b) Bond Purchase has the direct power to vote and direct the disposition of the units held by it. By virtue of his being the majority interest holder and a member of Bond Purchase, Mr. Johnson may be deemed to share the indirect power to vote and direct the disposition of the units held by Bond Purchase.

        (c) During the past sixty (60) days, the following purchases were made by Bond Purchase in connection with the settlement agreement referenced in Item 4 above:

                                                             Purchase Price
Securities Purchased               Date                  (including commissions)
         5                       10-28-99                       $249.00
        20                       11-16-99                       $329.34
       648                       11-16-99                       $329.34
       155                       11-19-99                       $300.00
       ---
       828

        (d) No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Securities other than the Reporting Persons identified herein.

        (e) Not applicable.

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

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

        Neither of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Securities, including, but not limited to, transfer or voting of any such Securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

        As indicated above, the Reporting Persons are affiliates of NCC, who is the Company's general partner, and Maxus, who is the Company's management company.

Item 7. Exhibits.

        99.1 Joint Filing Agreement

        SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOND PURCHASE, L.L.C., a Missouri limited liability company

By: /s/ David L. Johnson                                  Date: December 9, 1999
Name: David L. Johnson
Title: Member


/s/ David L. Johnson                                      Date: December 9, 1999
     David L. Johnson

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                                  EXHIBIT INDEX

99.1 Joint Filing Agreement

                                        7

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